Exhibit (d)(4)

SUPPLEMENTAL INDENTURE

This Supplemental Indenture (this “Supplemental Indenture”) is dated as of January 21, 2015 between Cubist Pharmaceuticals, Inc. a Delaware corporation (the “Issuer”), and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), under the Indenture defined below.

W I T N E S S E T H

WHEREAS, the Issuer and the Trustee are parties to that certain Indenture, dated as of October 25, 2010 (the “2017 Indenture”), pursuant to which the Issuer issued its 2.50% Convertible Senior Notes due 2017 (the “Securities”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of December 8, 2014 (the “Merger Agreement”), among the Issuer, Merck & Co., Inc., a New Jersey corporation (“Parent”), and Mavec Corporation, a Delaware corporation (“Merger Sub”), Merger Sub commenced a tender offer (the “Offer”) for all of the outstanding shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) for $102.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, and the tendered shares of Common Stock were accepted for payment by Merger Sub on January 21, 2015;

WHEREAS, following the acceptance of the Offer, and pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, each share of Common Stock not purchased pursuant to the Offer and outstanding at the effective time of the Merger was converted into the right to receive $102.00 in cash;

WHEREAS, in connection with the foregoing, Section 4.07 of the 2017 Indenture provides that the Issuer and the Trustee shall execute a supplemental indenture providing that the right to convert each $1,000 principal amount of Securities following the effective date of the Merger shall be changed into a right to convert such principal amount of Securities into the amount of cash that a holder of a number of shares of Common Stock equal to the Conversion Rate (as defined in the 2017 Indenture) immediately prior to the consummation of the Merger would have been entitled to receive;

WHEREAS, the Issuer desires that the Trustee join with it in the execution and delivery of this Supplemental Indenture, and in accordance with Sections 4.07, 10.01, 10.06, and 11.04 of the 2017 Indenture, has delivered an Officers’ Certificate, Opinion of Counsel and a certified copy of the resolutions of the Board of Directors of the Company to the Trustee responsive to and in compliance with the matters stated therein; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed by the Issuer.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Issuer and the Trustee agree as follows for the equal and ratable benefit of each other and the Holders of the Securities:

ARTICLE 1

Definitions

Section 1.01. General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the 2017 Indenture.

ARTICLE 2

Agreements of Parties

Section 2.01. Daily VWAP. The definition of “Daily VWAP” in the 2017 Indenture is hereby amended and restated in its entirety as follows:

“Daily VWAP” means, for each of the 25 consecutive Trading Days during the applicable Observation Period, $102.00.

Section 2.02. Last Reported Sale Price. The definition of “Last Reported Sale Price” in the 2017 Indenture is hereby amended and restated in its entirety as follows:

“Last Reported Sale Price” or “Last Reported Sale Price of the Common Stock” means $102.00.

Section 2.03. Conversion of Securities. In accordance with Section 4.07 of the 2017 Indenture, from and after the date of this Supplemental Indenture, subject to any increase in the Conversion Rate pursuant to, and in accordance with, Section 4.04 of the 2017 Indenture, each $1,000 principal amount of Securities shall be convertible solely into an amount equal to $102.00 in cash multiplied by the Conversion Rate (the “Reference Property”), which is the amount of cash that Holders would have been entitled to receive upon the consummation of the Merger had each $1,000 principal amount of the Securities been converted into a number of shares of Common Stock equal to the Conversion Rate immediately prior to the Merger. Accordingly, each $1,000 principal amount of Securities shall hereafter be convertible, in lieu of being convertible into shares of Common Stock, into solely an amount of cash equal to the Reference Property. The other provisions for settlement upon conversion set forth in Section 4.02 and the conditions specified in Section 4.01 of the 2017 Indenture shall continue to apply mutatis mutandis to the Holders’ right to convert the Securities into the Reference Property, and any reference in the 2017 Indenture to Holders’ right to convert the Securities into shares of Common Stock shall be deemed to be a reference to Holders’ right to convert the Securities into the Reference Property as set forth in this Supplemental Indenture.

ARTICLE 3

Miscellaneous Provisions

Section 3.01. Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Issuer and the Trustee and as of the date hereof. Upon such effectiveness, the 2017 Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the 2017 Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The 2017 Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02. 2017 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the 2017 Indenture shall remain in full force and effect.

Section 3.03. Trustee Matters. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals contained herein shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for their correctness.

Section 3.04. Separability Clause. In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.05. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State.

Section 3.06. Counterpart Originals. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

CUBIST PHARMACEUTICALS, INC.

By:	/s/ Sunil Patel
	Name:	Sunil A. Patel
	Title:	Vice President

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ Jonathan Glover
	Name:	Jonathan Glover
	Title:	Vice President

[Signature page to Supplemental Indenture Regarding Convertible Senior Notes Due 2017]

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